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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of           APRIL 2007
Commission File Number      001-13908
AMVESCAP PLC

(Translation of registrant’s name into English)
30 Finsbury Square, London EC2A 1AG, ENGLAND

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  X   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 April, 2007

ATTENDANCE CARD

AMVESCAP - ANNUAL GENERAL MEETING

You may submit your proxy electronically at www.amvescap.com you will need your Investor Code below.

To be held at 11am on Wednesday 23 May 2007 at Perpetual Park, Henley-on-Thames, Oxfordshire RG9 1HH

If you wish to attend this meeting in your capacity as a holder of Ordinary Shares, please sign this card and on arrival hand it in.

Signature of person attending

Barcode:

Investor Code:

Notes

1 Please indicate how you wish your proxy to vote on the resolutions by inserting "X" in the appropriate space. The proxy will exercise his discretion as to how he votes or whether he abstains from voting:

(i) on any resolution referred to below if no instruction is given in respect of that resolution; and

(ii) on any business or resolution considered at the meeting other than the resolutions referred to above.

2 In the case of a corporation the proxy must be under its common seal (if any) or the hand of its duly authorised agent or officer. In the case of an individual the proxy must be signed by the appointor or his agent, duly authorised in writing.

3 This form of proxy has been sent to you by post. It may be returned by either of the following methods: in hard copy form by post or courier or by hand to the Proxy Processing Centre, Telford Road, Bicester OX26 4LD; or, in the case of CREST members, by using the CREST electronic proxy appointment service. CREST members should refer to note (1) to the notice of Annual General Meeting enclosed with this form of proxy in relation to the submission of a proxy appointment via CREST.

In each case the proxy appointment must be received not less than 48 hours before the time for the holding of the meeting together (except in the case of appointments utilizing the CREST electronic appointment service) with any authority (or a notarially certified copy of such authority) under which it is signed.

4 If you wish to appoint a proxy other than the Chairman of the meeting, delete the words "the Chairman of the Meeting or (see Note 4)" and insert the name and address of your proxy in the space provided. Please initial the amendment. A proxy, who need not be a member of the Company, must attend the meeting in person to represent you.

5 In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes in person or by proxy, the vote of the first named on the Company's register of members will be accepted to the exclusion of other joint holders.

FORM OF PROXY

AMVESCAP- ANNUAL GENERAL MEETING

Bar Code:

Investor Code:

Event Code:

I/We being holder(s) of ordinary shares of US$0.10 each in the capital of the Company hereby appoint the Chairman of the meeting or (see note 4)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the above named Company to be held at 11am on Wednesday May 23 2007 and at any adjournment thereof. I/We request such proxy to vote on the resolution to be proposed at the Annual General Meeting as follows:

RESOLUTIONS Please mark 'x ' to indicate how you wish to vote

Resolution	For	Against	Abstain*
1 To receive and adopt the Accounts and the reports of the directors and auditors theron			
2 To receive and adopt the Report of the Board on Remuneration			
3 To declare a final dividend			
4 To re-elect Mr Joseph R Canion as a director of the company			
5 To re-elect Mr Edward Lawrence as a director of the company			
6 To re-elect Mr James Robertson as a director of the company			
7 To re-appoint Ernst & Young LLP as auditors and to authorize the Audit Committee to fix their remuneration			
8 To approve the change of name (Special Resolution)			

RESOLUTIONS Please mark 'x ' to indicate how you wish to vote

Resolution	For	Against	Abstain*
9 To authorize the directors to allot shares pursuant to Section 80 of the Companies Act 1985			
10 To disapply statutory pre-emption rights pursuant to Section 95 of the Companies Act 1985 (Special Resolution)			
11 To renew the Company's authority to make market purchases of its own ordinary shares (Special Resolution)			
12 To approve the amendments to the Articles of Association (Special Resolution)			
13 To approve the amendment to Article 96.1 of the Articles of Association (Special Resolution)			

* The "Abstain" option is to enable you to abstain on any of the specified resolutions. Please note that an abstention has no legal effect and will not be counted in the votes "For" and "Against" a resolution.

Signature

Date

You may submit your proxy electronically at www.amvescap.com

By Rail, Henley Station Situated on Station Road, the station is in easy walking distance. Parking There are a number of public car parks nearby. The British Rail car park is the nearest. Business Reply Licence Number RRHB-RSXJ-GKCY Proxy Processing Centre Telford Road BICESTER OX26 4LD